                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-13403

CUSIP NUMBER:  027070101

(Check  One) |_| Form  10-K |_| Form  20-F |_| Form  11-K |X| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

For Period Ended:  July 1, 2005

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

American Italian Pasta Company
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

4100 N. Mulberry Drive, Suite 200
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Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64116
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The  reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion  thereof,  will be filed on or before the fifteenth  calendar day following the  prescribed  due date;  or the subject  quarterly  report or  transition  report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The  accountant's  statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the  transition  report or  portion  thereof,  could not be filed  within the prescribed time period.

The  quarterly  report on Form  10-Q of  American  Italian  Pasta  Company  (the
"Company")  for the  period  ended  July 1,  2005  could  not be filed  with the
Securities and Exchange Commission on a timely basis without unreasonable effort or expense in light of the circumstances described below.

As previously disclosed, the Company's Audit Committee is conducting an internal investigation of certain  accounting  procedures and practices and certain other matters.  The Company has identified  significant  impairment  charges and other financial  statement  adjustments that will be recorded.  The Audit  Committee's investigation  is ongoing and may result in modified or additional  adjustments.
The  outcome  of the  Audit  Committee's  investigation  and  the  impact  these financial  statement  adjustments  will have on the third quarter  results or on prior period financial statements, if any, has not yet been determined.

The  Company's  third  quarter  Form  10-Q,  due on August 10,  2005,  cannot be completed  and filed until the Audit  Committee  has completed its review of the matters that are the subject of its  internal  investigation  and any  financial statement adjustments and their causes can be determined.  The Company will file its Form 10-Q as soon as is  practicable  but does not currently  expect that it will be able to file within the five day extension period provided for under SEC
Rule 12b-25.

PART IV--OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

George D. Shadid                           (816) 584-5621
-------------------------------------      -------------------------------------
(Name)                                     (Area Code) (Telephone Number)

(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during  the  preceding  12  months  or for such  shorter  period  that the registrant  was  required to file such  report(s)  been filed?  If answer is no,
identify report(s). |X|Yes |_| No

(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings  statements  to be included in the subject  report or portion  thereof?
|X|Yes |_|No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The  Company  intends  to  record  adjustments  totaling  $60.7  million  in its financial  statements that are primarily  non-cash charges (all but $3.7 million are non-cash items). The adjustments are summarized as follows (in millions):

         Impairment charges                            $36.7
         Low and reduced carb inventory write-downs      5.2
         Other financial statement adjustments          18.8
                                                       ------
             Total                                     $60.7

The Company and the Audit Committee are currently  assessing the extent to which the other financial  statement  adjustments  ($18.8  million)  correct errors in prior reporting periods or are changes in estimates. In addition, the Company is evaluating  certain other  financial  statement  adjustments,  aggregating up to approximately $4.2 million,  that may be recorded to correct errors in the prior reporting  periods of fiscal years 2000  through  2004 and that were  considered immaterial  at the  time.  The Audit  Committee  is also  investigating  certain transactions  unrelated to the  adjustments  otherwise  discussed above that are currently  estimated to total less than $1.0 million and is investigating  other matters. Accordingly, the impact these financial statement adjustments will have on the third quarter results or on prior period  financial  statements,  if any, has not yet been determined. The Company's and the Audit Committee's reviews are ongoing and could result in additional or revised adjustments.

                         American Italian Pasta Company
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:  August 11, 2005                 By:        /s/ George D. Shadid
                                            ------------------------------------
                                       Name:      George D. Shadid
                                       Title:     Chief Financial Officer

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